Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES THIRD QUARTER RESULTS FOR 2014

Tel Aviv, Israel, November 25, 2014, Elbit Imaging Ltd. (TASE, NASDAQ: EMITF) ("Elbit"" or the "Company") announced today its results for the third quarter of 2014.

Three months ended September 30, 2014 compared to corresponding period in 2013

The Company’s loss for the three months period ended September 30, 2014 (“Q3 2014”) amounted to NIS 32 million.

Consolidated income, revenues and gain for Q3 2014 amounted to NIS 318 million (US$ 86 million) compared to NIS 120 million in the corresponding period in 2013 (“Q3 2013”).

•
Revenues from sale of commercial centers increased in Q3 2014 to NIS 196 (US$ 53 million) compared to NIS 9 million in Q3 2013. Such amount in Q3 2014 is attributable to the sale of commercial centers by our 62% subsidiary Plaza Centers N.V. ("PC") in Serbia and sale of plot in Romania.

•	Rental income from commercial centers amounted to NIS 28 million (US$ 8 million) in Q3 2014 and in Q3 2013.

•
Cost of commercial centers increased in Q3 2014 to NIS 217 million (US$ 59 million) compared to NIS 39 million in Q3 2013. The increase is mainly attributable to (i) cost of commercial centers and plots sold by PC during Q3 2014 in the amount of NIS 198 million (US$ 54 million) compared to NIS 10 million in Q3 2013 offset by: (ii) decrease in PC's general and administrative expenses as a result of efficiency measures taken by PC during 2014.

•	Revenues from hotels operation and management increased in Q3 2014 to NIS 49 million (US$ 13 million) compared to NIS 47 million in Q3 2013.

•	Costs and expenses of hotels operation and management increased in Q3 2014 to NIS 42 million (US$ 11 million) compared to NIS 41 million in Q3 2013.

•
Revenues from fashion merchandise decreased in Q3 2014 to NIS 33 million (US$ 9 million) compared to NIS 36 million in Q3 2013. The decrease is attributable to the Israeli military operation in Gaza during Q3 and to the closing of three Mango stores compared to the opening of two new stores.

•	Cost of fashion retail increased in Q3 2014 to NIS 37 million (US$ 10 million) compared to NIS 35 million in Q3 2013.

•
Gain from change of shareholding in investees amounted to NIS 11 million (US$ 3 million) in Q3 2014 compared to nil in Q3 2013. This gain is attributable to decreased in our holdings in Gamida Cell Ltd, as a result of the consummation of an investment and option agreement with Novartis Pharmaceuticals Corporation.

•
General and administrative expenses amounted to NIS 8 million (US$ 2 million) in Q3 2014 compared to NIS 13 million in Q3 2013. The decrease in mainly attributable to the Company's arrangement costs in Q3 2013 as well as efficiency measures taken by the Company reducing the general and administrative costs in the Company’s headquarters.

•
Share in losses of associated, net amounted to NIS 10 million (US$ 3 million) in Q3 2014 compared to NIS 288 in Q3 2013. Such losses in Q3 2014 are mainly attributable to the Company's medical device investments. The losses in Q3 2013 are mainly attributable to impairment of trading property by an associated company in India.

•
Financial expenses, net decreased in Q3 2014 to NIS 51 million (US$ 14 million) compared to NIS 188 million in Q3 2013. The decrease of NIS 137 million (US$ 37 million) is mainly attributable to the following:

o
A decrease in the amount of NIS 90 million (US$ 24 million) in non-cash expenses, as a result of changes in fair value of financial instruments (mainly PC’s debentures and other derivatives), which are measured at fair value through profit and loss.

o
A decrease in interest expenses and CPI-linked borrowing expenses, net in the amount of NIS 67 million (US$ 18 million) mainly attributable to (i) decrease in the Company interest net mainly due to the lower level of the Company's Corporate debts following the consummation of the Company's debt restructuring; and (ii) a decrease in the Israeli consumer price index, to which the Company’s and several of PC’s notes are linked (0.29% in Q3 2014, compared to 1.29% in Q3 2013).

Offset by:

o
An increase in the amount of NIS 20 million (US$ 5 million) in exchange rate losses mainly attributable to fluctuation in the exchange rate between the US$ and NIS with respect to the Company’s loan from Israeli banks.

•
Other income, net in Q3 2014 amounted to NIS 15 million (US$ 4 million) compared to expenses in the amount of NIS 254 million in Q3 2013. The income in Q3 2014 is attributable to realization of revelation reserve to the profit and loss account as a result of the sale of Park Plaza shares held by the Company.

•	Loss before tax benefits amounted to NIS 33 million (US$ 9 million) in Q3 2014 compared to NIS 738 million in Q3 2013.

•	Tax benefits amounted to NIS 1 million (US$ 0.3 million) in Q3 2014 compared to NIS 29 million in Q3 2013.

•	Loss from continuing operations amounted to NIS 32 million (US$ 9 million) in Q3 2014 compared to NIS 709 million in Q3 2013.

•	Income from discontinued operations, net, amounted to nil in Q3 2014 compared to NIS 7 million in Q3 2013.

•
Loss for Q3 2014 amounted to NIS 32 million (US$ 9 million) (all attributed to the equity holders of the Company) compared to NIS 702 million in the corresponding period in 2013 (out of which NIS 523 million is attributed to the equity holders of the Company).

•
Shareholders' Equity as of September 30, 2014 amounted to NIS 861 million ($ 233 million) (out of which Shareholders' Equity in the amount of NIS 409 million ($ 111 million) is attributed to the controlling interest).

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial and Entertainment Centers - Initiation, construction and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India, primarily through its subsidiary Plaza Centers N.V. In certain circumstances and depending on market conditions, we operate and manage commercial and entertainment centers prior to their sale; (ii) Hotels - Hotel operation and management; (iii) Medical Industries - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; (iv) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India; (v) Fashion Apparel - Distribution and marketing of fashion apparel and accessories in Israel.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” "would," “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the Consideration, and the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2013, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:

Company Contact:
Ron Hadassi
Chairman of the Board of Directors Acting CEO
Tel: +972-3-608-6048
ron@elbitimaging.com

ELBIT IMAGING LTD.
CONSOLIDATED BALANCE SHEETS

	September 30	December 31	September 30
	2 0 1 4	2 0 1 3	2 0 1 4
			Convenience
			translation
	(in NIS thousands)		US$'000

Current Assets
Cash and cash equivalents	300,365	311,181	81,290
Short-term deposits and investments	94,534	82,157	25,584
Trade accounts receivables	90,219	38,498	24,416
Other receivables	38,963	47,330	10,545
Inventories	34,680	22,315	9,386
Trading property	-	192,867	-
	558,761	694,348	151,221

Non-Current Assets
Trading property	1,962,048	2,380,039	531,001
Deposits, loans and other long-term balances	31,834	47,782	8,616
Investments in associates	331,874	333,440	89,817
Property, plant and equipment	1,056,371	1,108,835	285,891
	3,382,127	3,870,096	915,325
	3,940,888	4,564,444	1,066,546

Current Liabilities
Short-term credits	1,585,720	4,464,373	429,153
Suppliers and service providers	44,618	43,680	12,075
Payables and other credit balances	160,410	286,424	43,413
	1,790,748	4,794,477	484,641

Non-Current liabilities
Borrowings	1,098,408	-	297,269
Other liabilities	103,264	93,466	27,947
Deferred taxes	87,033	85,131	23,554
	1,288,705	178,597	348,770

Shareholders' Equity (Deficiency)
Attributable to equity holders of the Company	410,339	(1,032,637)	111,052
Non-controlling Interests	451,096	624,007	122,083
	861,435	(408,630)	233,135
	3,940,888	4,564,444	1,066,546

ELBIT IMAGING LTD.
CONSOLIDATED INCOME STATEMENTS

	Nine months ended		Three months ended		Year ended	Nine months ended
	September 30		September 30		December 31,	September 30
	2 0 1 4	2 0 1 3	2 0 1 4	2 0 1 3	2 0 1 3	2 0 1 4
	(in NIS thousands)					Convenience
						translation
						US$'000
Income revenues and gains
Revenues
Revenues from sale of commercial centers	195,635	8,614	195,635	8,614	8,614	52,946
Revenues from hotel operation and management	146,253	149,364	49,505	46,794	202,791	39,581
Revenues from fashion merchandise	115,252	101,548	33,296	35,735	149,192	31,191
Total revenues	457,140	259,526	278,436	91,143	360,597	123,718

Gains and other
Rental income from Commercial centers	87,896	97,522	27,962	28,530	129,748	23,788

Gain from changes of shareholding in investees	11,301	-	11,301	-	-	3,058

Total gains	99,197	97,522	39,263	28,530	129,748	26,846
Total income revenues and gains	556,337	357,048	317,699	119,673	490,345	150,564

Expenses and losses
Hotels operations and management	127,548	133,701	42,280	41,235	179,137	34,519
Cost of fashion merchandise	113,805	99,343	36,704	34,575	142,417	30,800
Commercial centers	262,168	95,945	217,408	39,402	124,737	70,952
General and administrative expenses	25,383	43,825	7,836	13,059	60,643	6,869
Share in losses of associates, net	27,389	355,043	10,086	288,158	339,030	7,414
Financial expenses, net	246,948	330,157	51,213	187,535	401,900	66,833
Financial gain from debt restructuring	(1,610,111)	-	319	-	-	(435,752)
Write-down, charges and other (income) expenses, net	409,211	620,369	(14,983)	254,125	841,462	110,746
	(397,659)	1,678,383	350,863	858,089	2,089,326	(107,619)

Profit (Loss) before income taxes	953,996	(1,321,335)	(33,164)	(738,416)	(1,598,981)	258,183
Tax income (benefits)	3,369	(30,809)	(1,062)	(29,242)	(31,937)	912
Profit (Loss) from continuing operations	950,627	(1,290,526)	(32,102)	(709,174)	(1,567,044)	257,271
Profit from discontinued operation, net	-	3,485	-	6,746	2,034	-
Profit (Loss) for the period	950,627	(1,287,041)	(32,102)	(702,428)	(1,565,010)	257,271

Attributable to:
Equity holders of the Company	1,129,198	(955,378)	(31,711)	(522,789)	(1,155,645)	305,599
Non-controlling interest	(178,571)	(331,663)	(391)	(179,639)	(409,365)	(48,328)
	950,627	(1,287,041)	(32,102)	(702,428)	(1,565,010)	257,271

ELBIT IMAGING LTD.
CONSOLIDATED COMPREHENSIVE INCOME STATEMENTS

	Nine months ended		Three months ended		Year ended	Nine months ended
	September 30		September 30		December 31,	September 30
	2 0 1 4	2 0 1 3	2 0 1 4	2 0 1 3	2 0 1 3	2 0 1 4
	(in NIS thousands)					Convenience
						translation
						US$'000

Profit (Loss) for the period	950,627	(1,287,041)	(32,102)	(702,428)	(1,565,010)	257,271

Other comprehensive income to be reclassified to profit or loss in subsequent periods:

Exchange differences arising from translation of foreign operations	6,355	(233,901)	12,792	(29,680)	(267,861)	1,719
Gain (loss) from cash flow hedge	(783)	4,193	(598)	24	4,439	(212)
Gain (loss) from available for sale investments	(11,868)	7,577	(17,147)	3,755	3,545	(3,212)
	(6,296)	(222,131)	(4,953)	(25,901)	(259,877)	(1,705)
Items not to be reclassified to profit or loss in subsequent periods:
Additions during the period	(25)	-	5,887	-	27,700	(7)
	(25)	-	5,887	-	27,700	(7)

Other Comprehensive income (loss)	(6,321)	(222,131)	934	(25,902)	(232,177)	(1,712)

Comprehensive income (loss)	944,306	(1,509,172)	(31,168)	(728,329)	(1,797,187)	255,559

Attributable to:

Equity holders of the Company	1,125,818	(1,112,545)	(33,024)	(540,042)	(1,328,500)	304,683
Non-controlling interest	(181,512)	(396,627)	1,856	(188,287)	(468,687)	(49,124)
	944,306	(1,509,172)	(31,168)	(728,329)	(1,797,187)	255,559

ELBIT IMAGING LTD.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Share capital	Share premium	Other reserves (*)	Revaluation of property, plant and equipment	Stock-based compensation reserve	Foreign currency translation reserve	Retained earnings	Gross amount	Treasury stock	Attributable to share-holders of the company	Non Controlling interest	Total shareholders' equity
	(in thousand NIS)
Balance - January 1, 2013	38,059	864,811	(191,698)	190,690	49,835	(553,627)	59,081	457,151	(168,521)	288,629	1,100,479	1,389,108
Loss for the year	-	-	-	-	-	-	(1,155,645)	(1,155,645)	-	(1,155,645)	(409,365)	(1,565,010)
Other comprehensive income (loss)	-	-	7,985	11,593	-	(202,257)	9,740	(172,939)	-	(172,939)	(59,323)	(232,262)
Transaction with non-controlling interest	-	-	1,853	-	-	-	-	1,853	-	1,853	1,106	2,959
Reclassification of a derivative (options) following a change in terms	-	-	-	-	-	-	-	-	-	-	(11,819)	(11,819)
Exercise of options by employees	10	1,673	-	-	(1,683)	-	-	-	-	-	-	-
Expiration of options held by minority	-	4,804	-	-	-	-	-	4,804	-	4,804	(4,804)	-
Stock-based compensation expenses	-	-	-	-	660	-	-	660	-	660	7,734	8,394

Balance - December 31, 2013	38,069	871,288	(181,862)	202,283	48,812	(755,886)	(1,086,820)	(864,116)	(168,521)	(1,032,637)	624,007	(408,630)

Profit (loss) for the period							1,129,198	1,129,198		1,129,198	(178,571)	950,627
Other comprehensive income (loss)			(12,471)	(8,016)		9,116	7,991	(3,380)		(3,380)	(2,941)	(6,321)
Issuance of shares		314,220						314,220		314,220		314,220
Transaction with non-controlling interest			2,461					2,461		2,461	1,515	3,976
Treasury stock and old stock cancellation	(38,069)	(130,452)						(168,521)	168,521	-
Out of consolidation											2,277	2,277
Classification											1,604	1,604
Stock-based compensation expenses					477			477		477	3,205	3,682
Balance - September 30, 2014	-	1,055,056	(191,872)	194,267	49,289	(746,770)	50,369	410,339	-	410,339	451,096	861,435

(*)           includes transactions with non-controlling interest reserve and hedging reserve.

ELBIT IMAGING LTD.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Share capital	Share premium	Other reserves (*)	Revaluation of property, plant and equipment	Stock-based compensation reserve	Foreign currency translation reserve	Retained earnings	Gross amount	Treasury stock	Attributable to share-holders of the company	Non Controlling interest	Total shareholder's equity
	Convenience translation, U.S.$'000
Balance - January 1, 2014	10,303	235,802	(49,218)	54,745	13,210	(204,570)	(294,133)	(233,861)	(45,608)	(279,469)	168,879	(110,590)
Profit (loss) for the period							305,602	305,602		305,602	(48,328)	257,274
Other comprehensive income (loss)			(3,375)	(2,169)		2,467	2,163	(915)		(915)	(796)	(1,711)
Issuance of shares		85,039						85,039		85,039	0	85,039
Transaction with non-controlling interest			666					666		666	410	1,076
Treasury stock and old stock cancellation	(10,303)	(35,305)						(45,608)	45,608			-
Out of consolidation								-			616	616
Classification											434	434
Stock-based compensation expenses					129			129		129	867	996
Balance - September 30, 2014	-	285,536	(51,927)	52,576	13,339	(202,103)	13,632	111,052	-	111,052	122,083	233,135

(*)  includes transactions with non-controlling interest reserve and hedging reserve.